UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Fly Leasing Limited
(Name of Issuer)

American Depository Shares, each representing one Common Share, par value $0.001 per share
(Title of Class of Securities)

34407D109
(CUSIP Number)

Vincent Cannon
Summit Aviation Partners LLC
50 California Street, 14th Floor, San Francisco, CA 94111
Tel.: 415-267-1600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 27, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l (g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34407D109

1	NAMES OF REPORTING PERSONS
Steven Zissis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC/AF/PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,793,625 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,793,625 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,793,625 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Shares: 5.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 182,908 ADSs held by SZ Services Puerto Rico LLC and 1,610,717 ADSs held by Summit Aviation Partners LLC.
(2) The calculation of the foregoing percentage is based on 30,481,069 ADSs outstanding as of February 22, 2021, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on March 1, 2021 (the “Form 20-F”).

CUSIP No.	34407D109

1	NAMES OF REPORTING PERSONS
Zissis Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,793,625 (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,793,625 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,793,625 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Shares: 5.9% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(3) Represents 182,908 ADSs held by SZ Services Puerto Rico LLC and 1,610,717 ADSs held by Summit Aviation Partners LLC.
(4) The calculation of the foregoing percentage is based on 30,481,069 ADSs outstanding as of February 22, 2021, as reported in the Form 20-F.

CUSIP No.	34407D109

1	NAMES OF REPORTING PERSONS
Summit Aviation Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,610,717

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,610,717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,610,717

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Shares: 5.3% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5) The calculation of the foregoing percentage is based on 30,481,069 ADSs outstanding as of February 22, 2021, as reported in the Form 20-F.

CUSIP No.	34407D109

1	NAMES OF REPORTING PERSONS
SZ Services Puerto Rico LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
182,908

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
182,908

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
182,908

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Shares: 0.6% (6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(6) The calculation of the foregoing percentage is based on 30,481,069 ADSs outstanding as of February 22, 2021, as reported in the Form 20-F.

Item 1. Security and Issuer

This Amendment No. 4 to Statement on Schedule 13D (the “Amendment”) relates to the American Depositary Shares (the “ADSs”) of Fly Leasing Limited, a Bermuda exempted company (the “Issuer”), and amends and restates the previous Statement on Schedule 13D filed by the Reporting Persons in respect of the ADSs of the Issuer and any amendments thereto in their entirety. The principal executive offices of the Issuer are located at West Pier, Dun Laoghaire, County Dublin, A96 N6T7, Ireland.

Item 2. Identity and Background

The names of the reporting persons are Steven Zissis, the Zissis Family Trust (the “Trust”), Summit Aviation Partners LLC (“SAP”) and SZ Services Puerto Rico LLC (“Services”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Steven Zissis

Mr. Zissis’s business address is c/o SZ Services Puerto Rico LLC, 439 Dorado Beach East, Dorado, Puerto Rico 00646. Mr. Zissis is a director of the Issuer, the President and Manager of SAP, an Authorized Person of Services, and the President and Chief Executive Officer of BBAM Limited Partnership, an exempted limited partnership registered in the Cayman Islands (“BBAM”).

Zissis Family Trust

The Trust is a trust organized under the laws of Nevada. The business address of the Trust is 3630 Lamay Lane, Reno, Nevada 89511. Mr. Zissis is a trustee of the Trust.

SAP

SAP is a Delaware limited liability company with its principal offices and business address at 50 California Street, 14th Floor, San Francisco, CA 94111. The name, business address, present principal occupation or employment, principal business address of such employer (if not SAP) and citizenship of each director and executive officer of SAP is set forth on Schedule A.

Services

Services is a Puerto Rico limited liability company with principal offices and business address at 439 Dorado Beach East, Dorado, Puerto Rico 00646. The name, business address, present principal occupation or employment, principal business address of such employer (if not Services) and citizenship of each director and executive officer of Services is set forth on Schedule B.

During the last five years, none of the Reporting Persons, nor, to the knowledge of any Reporting Person, any of the persons listed on Schedule A attached hereto, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Mr. Zissis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Steven Zissis

Mr. Zissis previously acquired 132,439 ADSs. This figure includes ADSs acquired directly from the Issuer in the Issuer’s 2007 and 2013 public offerings of ADSs at the applicable public offering price per share from Mr. Zissis’ personal funds, and ADSs acquired at no cost directly from the Issuer pursuant to the Issuer’s long-term incentive compensation plan. Mr. Zissis previously transferred all of the 132,439 ADSs acquired by him to the Trust.

Trust

The Trust previously acquired 132,439 ADSs in gift transfers from Mr. Zissis for zero consideration. As of the date of this Amendment, the Trust does not hold any ADSs.

SAP

SAP previously acquired 1,438,212 ADSs for an aggregate purchase price of approximately $13,779,998 in two transactions dated April 29, 2010 (for 1,000,000 ADSs at a purchase price of $8.78 per ADS) and December 31, 2012 (for 438,212 ADSs at a purchase price of $11.41 per ADS). In a series of transactions pursuant to a Rule 10b-18 Plan beginning on January 14, 2016 and completed on January 21, 2016, the Reporting Persons acquired 172,505 ADSs for an aggregate purchase price of approximately $1,999,996. The acquisition of these shares was funded through working capital.

Services

On February 28, 2018, Summit Aviation Holdings LLC (“SAH”) and the Issuer entered into an Equity Commitment Letter, which was filed as Exhibit 4.6 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2018. Pursuant to the Equity Commitment Letter, SAH agreed to, or to cause one or more of its affiliates or co-investors to, purchase from the Issuer 666,667 ADSs at $15.00 per ADS. In connection therewith, on July 11, 2018, SAH and the Issuer executed a Securities Purchase Agreement (the “2018 Fly Purchase Agreement”). In accordance with the 2018 Fly Purchase Agreement, SAH assigned its rights and obligations under the 2018 Fly Purchase Agreement with respect to the purchase of 487,708 of the ADSs to Services. The purchase of the 487,708 ADSs by Services from the Issuer was completed on July 13, 2018 for approximately $7,315,620. The acquisition of these shares was funded through working capital. As of the date of this Amendment, Services holds 182,908 ADSs.

Item 4. Purpose of Transaction

Merger Agreement

On March 27, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”), and Carlyle Aviation Elevate Merger Subsidiary Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as the continuing company in the merger and becoming an indirect wholly-owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger is structured as a statutory merger pursuant to the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”). Subject to the terms and conditions of the Merger Agreement, each common share, par value $0.001, of the Issuer (a “Share”), including Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger (other than certain excluded shares) will be canceled and converted into the right to receive $17.05 in cash, without interest, subject to deduction for any required withholding tax.

Sub-Servicing Agreement

On March 27, 2021, the Issuer entered into a sub-servicing agreement (the “Sub-Servicing Agreement”) with BBAM US LP (“BBAM US”), BBAM Aviation Services Limited (“BBAM Ireland”), Fly Leasing Management Co. Limited (the “Manager”), Parent and an affiliate of Parent, which provides, among other things, that effective as of, and subject to and conditioned upon the occurrence of, the effectiveness of the Merger, (i) the management agreement between the Issuer and the Manager shall be terminated, (ii) subject to Section 42 of the Bermuda Companies Act, the shares authorized pursuant to Section 4.1(b) of the Amended and Restated Bye-Laws of the Issuer (the “Issuer Bye-Laws”) held by the Manager (each, a “Manager Share”) will be automatically redeemed for their par value in accordance with the terms of the Sub-Servicing Agreement and bye-law 4.3 of the Issuer Bye-Laws and, upon such redemption, all Manager Shares shall be canceled and shall not be re-issued and (iii) the Manager will receive an amount equal to a change of control fee and a termination fee, each as provided in the management agreement, less $1,000,000. In addition, under the Sub-Servicing Agreement, an affiliate of Parent will provide administrative and management services with respect to certain aviation assets owned directly or indirectly by the Issuer.

Assignment and Assumption Agreement

On March 27, 2021, the Issuer and Fly Aladdin Holdings Limited (“Fly Aladdin”) entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) with BBAM Elevate Limited Partnership (“BBAM Elevate”) and BBAM, pursuant to which Fly Aladdin shall, subject to the terms and conditions of the Assignment and Assumption Agreement and the closing of the Merger, assign to BBAM Elevate, and BBAM Elevate shall assume, all of Fly Aladdin’s rights and obligations under certain contracts between Fly Aladdin, on the one hand, and Air Asia Group Berhad and its affiliates, on the other hand.

Voting Agreement

On March 27, 2021, each of SAP and Services entered into a voting agreement (each, a “Voting Agreement”) with Parent, pursuant to which each of SAP and Services has agreed to, during the term (and subject to the terms and conditions) of the applicable Voting Agreement, vote all of its ADSs in favor of the adoption of the Merger Agreement and the other transactions contemplated in the Merger Agreement and against (A) any Acquisition Proposal (as defined in the Merger Agreement), (B) any proposal for any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of all or substantially all of the assets of the Issuer or other business combination between the Issuer and any other person (other than the Merger), or (C) any other action, including any amendment or other change to the Issuer’s Memorandum of Association or the Issuer Bye-laws and any other material change in the Issuer’s corporate structure or business as currently carried on, that would impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or any transaction that results in a breach of any covenant, representation or warranty or other obligation or agreement of the Issuer under the Merger Agreement. Each of SAP and Services has also agreed to waive and not exercise or assert any rights of appraisal or rights to dissent from the Merger that it may have.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Sub-Servicing Agreement, the Assignment and Assumption Agreement and the form of Voting Agreement, which are filed herewith as Exhibits 6, 7, 8 and 9, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)          The responses of the Reporting Persons to rows 11-13 of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the beneficial owners of 1,793,625 ADSs in the aggregate, representing approximately 5.9% of the Issuer’s outstanding ADSs (based on 30,481,069 ADSs outstanding as of February 22, 2021, as reported in the Form 20-F).

(b)          The responses of the Reporting Persons to rows 7-10 of the cover pages of this Statement are incorporated herein by reference.

(c)          There have been no purchases or sales of the Issuer’s ADSs by any of the Reporting Persons within the last 60 days.

(d)          Inapplicable.

(e)          Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In accordance with the terms of that certain purchase agreement dated November 30, 2012 (as amended, the “2012 Fly Purchase Agreement”), among SAP, the Issuer and Onex Corporation and its affiliates (“Onex”), the Issuer, SAP and Onex (SAP and Onex collectively, the “Holders”) entered into a Registration Rights Agreement dated December 28, 2012, pursuant to which the Issuer filed a shelf registration statement (File No. 333-187305) (the “Registration Statement”) under Rule 415 of the Securities Act of 1933, as amended, on March 15, 2013 for a public offering of certain ADSs held by SAP and Onex (the “Registrable Shares”). The Registration Statement was declared effective by the SEC on May 1, 2013. The Holders have the right to sell their Registrable Shares at any time or from time to time pursuant to the Registration Statement in any manner described under “Plan of Distribution” in the Registration Statement, including pursuant to an underwritten offering of no less than $10 million of Registrable Shares. If the Issuer fails to maintain the effectiveness of the Registration Statement, each Holder has the right to demand registration of the Registrable Shares held by such Holder. The Registration Rights Agreement includes customary provisions relating to registration procedures, expenses and indemnification.

In accordance with the terms of the 2018 Fly Purchase Agreement, the Issuer, SAH and Onex entered into a Registration Rights Agreement dated July 13, 2018 (the “2018 Registration Rights Agreement”). SAH assigned its rights and obligations under the 2018 Registration Rights Agreement with respect to the ADSs acquired by Services, to Services. Pursuant to the 2018 Registration Rights Agreement, the Issuer will amend the Registration Statement to allow Services to sell the ADSs it purchased on July 13, 2018 at any time or from time to time pursuant to the Registration Statement in any manner described under “Plan of Distribution” in the Registration Statement, including pursuant to an underwritten offering of no less than $10 million of such ADSs. If the Issuer fails to maintain the effectiveness of the Registration Statement, Services has the right to demand registration of its ADSs. The Registration Rights Agreement includes customary provisions relating to registration procedures, expenses and indemnification.

Pursuant to the terms of the 2012 Fly Purchase Agreement, SAP may not sell or otherwise dispose of the 1,438,212 ADSs acquired by SAP in 2010 and 2012 without the prior written consent of the Company, except for (i) an aggregate amount of ADSs equal to 1,438,212 multiplied by the percentage of outstanding equity interests in BBAM that have been sold or otherwise transferred by Onex and its affiliates to third parties and (ii) transfers to affiliates of SAP. In October 2017, Onex and its affiliates sold 30% of their outstanding equity interests in BBAM to third parties. This lock‑up agreement does not apply to the ADSs purchased by SAP in January 2016, or to the ADSs held by the Trust or Services.

Pursuant to the terms of the 2018 Fly Purchase Agreement, the 666,667 ADSs sold thereunder, including the 487,708 ADSs sold to Services, may not be sold or otherwise disposed of without the prior written consent of the Issuer during the 180-day period following July 13, 2018, except transfers to affiliates.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Except for the arrangements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Registration Rights Agreement dated as of December 28, 2012 among the Issuer, SAP and Onex (previously filed as Exhibit 1 to Schedule 13D filed on January 9, 2013).

Exhibit 2: Fly Leasing Limited Securities Purchase Agreement dated as of November 30, 2012 between the Issuer, SAP and Onex (previously filed as Exhibit 2 to Schedule 13D filed on January 9, 2013).

Exhibit 3: First Amendment to Purchase Agreement dated as of December 28, 2012 among the Issuer, SAP and Onex (previously filed as Exhibit 3 to Schedule 13D filed on January 9, 2013).

Exhibit 4: Securities Purchase Agreement dated as of July 11, 2018 among the Issuer and SAH (previously filed as Exhibit 4 to Amendment No. 3 to Schedule 13D filed on July 20, 2018).

Exhibit 5: Registration Rights Agreement dated as of July 13, 2018 among the Issuer, SAH and Onex (previously filed as Exhibit 5 to Amendment No. 3 to Schedule 13D filed on July 20, 2018).

Exhibit 6: Merger Agreement dated as of March 27, 2021 among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 29, 2021).

Exhibit 7: Sub-Servicing Agreement dated as of March 27, 2021 among BBAM US, BBAM Ireland, Carlyle Aviation Management Limited, the Issuer, the Manager and Parent (incorporated by reference to Exhibit 99.3 to the Issuer's Report of Foreign Private Issuer on Form 6-K dated March 29, 2021).

Exhibit 8: Assignment and Assumption of Contracts dated as of March 27, 2021 among Fly Aladdin Holdings Limited, the Issuer, BBAM Elevate and BBAM (incorporated by reference to Exhibit 99.4 to the Issuer's Report of Foreign Private Issuer on Form 6-K dated March 29, 2021).

Exhibit 9: Form of Voting Agreement (incorporated by reference to Exhibit 99.5 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 29, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Steven Zissis

March 30, 2021
Date

/s/ Steven Zissis
Signature

Zissis Family Trust

March 30, 2021
Date

/s/ Steven Zissis
Signature

Steven Zissis, Trustee
(Name/Title)

Summit Aviation Partners LLC

March 30, 2021
Date

/s/ Steven Zissis
Signature

Steven Zissis, President & Manager
(Name/Title)

SZ Services Puerto Rico LLC

March 30, 2021
Date

/s/ Steven Zissis
Signature

Steven Zissis, Authorized Person
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS
OF SUMMIT AVIATION PARTNERS LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SAP are set forth below. If no business address is given the director’s or officer’s business address is 50 California Street, 14th Floor, San Francisco, CA 94111. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to SAP. All of the persons listed below are citizens of the United States of America, except where indicated.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer

Executive Officers
(Who Are Not Directors)
Steven Zissis	President & Manager
Robert S. Tomczak	Chief Financial Officer and Vice President
Vincent Cannon	Vice President and Secretary

[1]	Same address as director’s or officer’s business address except where indicated.

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS

OF SZ SERVICES PUERTO RICO LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Services are set forth below. If no business address is given the director’s or officer’s business address is 439 Dorado Beach East, Dorado, Puerto Rico 00646. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Services. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer

Executive Officers
(Who Are Not Directors)
Steven Zissis	President
Jamie Zissis	Vice President and Secretary

[1]	Same address as director’s or officer’s business address except where indicated.